

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2011

VIA E-mail
Mr. Perry A. Sook
President and Chief Executive Officer
Nexstar Broadcasting Group, Inc.
5215 N. O'Connor Blvd., Suite 1400
Irving, TX 75039

>   **Re: Nexstar Broadcasting Group, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed March 16, 2011**
>   **File No. 000-50478**

Dear Mr. Sook:

We have reviewed your response to our comment letter dated July 26, 2011 and have the following comment. Please respond to this letter within ten business days and indicate that you will comply with our comment in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comment applies to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to the comment below, we may have additional comments.

Definitive Proxy Statement Incorporated by Reference Into Part III

Compensation Discussion And Analysis, page 20

Elements of Compensation, page 21

1. We note that the example disclosure provided in response to comments 4 and 5 from our letter dated July 26, 2011 does not disclose the relevant fiscal 2010 performance targets. Specifically, while the example disclosure states that net revenue and adjusted EBITDA exceeded budgeted amounts, the budgeted amounts are not provided. Per prior comment 4, confirm that to the extent financial targets remain material to the determination of compensation awards you will disclose them. See Item 402(b)(2)(v) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Dean Suehiro, Staff Accountant, at 202-551-3384 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director